UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB APPROVAL
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SEC FILE NUMBER 333-110029

CUSIP NUMBER 112013AB3

(CHECK ONE)	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 27, 2008

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

Broder Bros., Co.
Full Name of Registrant

Not Applicable
Former Name if Applicable

Six Neshaminy Interplex, 6th Floor,
Address of Principal Executive Office (Street and Number)

Trevose, PA 19053
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Broder Bros., Co. (the “Company”) is not able to file its Form 10-K for the fiscal year ended December 27, 2008 within the prescribed time period without unreasonable effort or expense because the Company is devoting substantial resources in addressing its liquidity needs in light of recent and ongoing adverse economic and industry conditions. This diversion of resources has caused a delay in the Company’s closing process such that it is unable to finalize its books and records and prepare its Form 10-K by the required filing date of March 27, 2009. With regard to the focus on liquidity, the Company is negotiating with an ad hoc committee of holders of its 11¼% senior notes due 2010 (the “Senior Notes”) regarding a refinancing transaction designed to enhance the Company’s near-term liquidity, reduce its cash interest payments and improve its working capital. Additionally, the Company is engaged in on-going discussions with its significant suppliers in an effort to improve its inventory levels.

If the Company is unable to obtain additional trade credit (or otherwise obtain a satisfactory source of inventory), refinance its Senior Notes and/or otherwise obtain sources of near term liquidity, the Company may fail to comply with the covenants in the credit agreement and there may be substantial doubt about the Company’s ability to continue as a going concern. If the Company were to reach this conclusion of substantial doubt, the Company has been informed by its independent registered public accounting firm that its report on the Company’s consolidated financial statements for the year ended December 27, 2008 would contain an explanatory paragraph with respect to the Company’s ability to continue as a going concern (receipt by the Company of a “going-concern” opinion could also result in a default under the credit agreement).

The Company can provide no assurances that it will be able to refinance the Senior Notes (or otherwise obtain sources of near term liquidity) in a manner that enhances liquidity on terms satisfactory to the Company or that discussions with suppliers will result in the Company being able to maintain satisfactory inventory levels on terms acceptable to the Company.

The Company currently is not required to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 but does so to comply with the terms of the indenture governing the Senior Notes as a so-called “voluntary filer.” The Company may elect to cease filing reports with the SEC at any time (including before it files its Form 10-K to which this Form 12b-25 relates) if doing so would not cause a default under the indenture or any other material agreement.

(Attach Extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Martin J. Matthews	215	291-6140
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Based on information currently available, the Company anticipates that its results of operations for the year ended December 27, 2008 will be significantly different from the results of operations for the year ended December 29, 2007.

As a result of weakened demand for the Company’s products in the fourth quarter of fiscal 2008 and anticipated weakened demand in 2009 relative to the same periods in fiscal 2008, the Company expects to record a non-cash goodwill and trade name intangible impairment charge totaling approximately $55-65 million in the fourth quarter 2008. The Company anticipates reporting a loss from operations of approximately $57 million (including restructuring and non-cash goodwill and intangible asset impairment charges of $64 million) for the fourth quarter 2008 compared to a loss from operations of approximately $86 million (including restructuring and non-cash goodwill impairment charges of $90 million) for the fourth quarter 2007; and a loss from operations of approximately $44 million (including restructuring and non-cash goodwill and intangible asset impairment charges of $65 million) for fiscal 2008 compared to a loss from operations of approximately $92 million (including restructuring and non-cash goodwill impairment charges of $100 million) for fiscal 2007.

The information above is preliminary and subject to the completion of audit work, including work related to the accounting for the non-cash impairment charges and the accounting for income taxes.

CAUTIONARY STATEMENTS

All financial information related to fiscal 2008 in this Form 12b-25 is preliminary in nature is based on unaudited internal information and remains subject to further review, finalization of the Company’s reporting process and audit. Such information is as of date of this filing and, except as required by law, the Company undertakes no obligation to update any of these forward-looking statements.

This form contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. In some cases, you can identify these statements by forward-looking words such as “may,” “might,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “intends,” “potential”, qualifiers such as “preliminary”, and similar expressions. Forward-looking statements are not guarantees of future events, and the Company can provide no assurance that such statements will be realized. The Company can provide no assurance that it will be able to enhance its near term liquidity or obtain additional trade credit (or otherwise obtain a satisfactory source of inventory) on acceptable terms, on a timely basis or at all. The Company can provide no assurance that if it obtains additional near term liquidity, that events in the future will not require the Company to seek additional capital or amendments to its financing arrangements or, if so required, that such capital or amendments will be available on terms acceptable to the Company. Such forward-looking statements are based on estimates and assumptions, which assumptions and estimates may prove to be inaccurate, and involve risks and uncertainties. Actual results may differ from those contemplated by such forward-looking statements as a result of a variety of factors, including a continued downturn in the national and global economies; the ability to meet the covenants contained in the Company’s credit agreement or the extent and nature of any relief that is obtained therefrom; and the other risks identified in the Company’s periodic reports filed pursuant to the Securities Exchange Act of 1934, as amended, including the Company’s Annual Report on Form 10-K for the fiscal year ended December 29, 2007 and subsequent Quarterly Reports on Form 10-Q.

Broder Bros., Co.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	March 30, 2009	By:	/s/ Martin J. Matthews
Chief Financial Officer

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).